Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 27, 2016 at the Conference Room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated October 17, 2016. Out of the Company’s eleven directors, eight directors attended the Meeting. Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company; Wang Sidong, non-executive director of the Company; and Chang Tso Tung Stephen, Tang Xin and Leung Oi-Sie Elsie, independent directors of the Company attended the Meeting in person, and Liu Jiade, non-executive director of the Company attended the Meeting by way of electronic communication. Yang Mingsheng, chairman and executive director of the Company was on leave for business and authorized in writing, Lin Dairen, executive director of the Company to act on his behalf, preside over the Meeting and cast the votes for him. Miao Jianmin, non-executive director of the Company and Robinson Drake Pike, independent director of the Company were on leave for business and authorized in writing, respectively, Wang Sidong, non-executive director of the Company and Chang Tso Tung Stephen, independent director of the Company to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on Nominating Mr. Miao Ping as the Chief Risk Officer of the Company

The independent directors gave their independent opinions and agreed on the proposal. For the biography of Mr. Miao Ping, please refer to the Company’s 2015 annual report published on March 24, 2016.

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on Nominating Mr. Xiao Jianyou as a Vice President of the Company

Commission File Number 001-31914

The independent directors gave their independent opinions and agreed on the proposal. For the biography of Mr. Xiao Jianyou, please refer to the Company’s 2015 annual report published on March 24, 2016.

Voting result: 11 for, 0 against, with no abstention

3.	Proposal on Nominating Mr. Ruan Qi as the Chief Information Technology Officer of the Company

The independent directors gave their independent opinions and agreed on the proposal. For the biography of Mr. Ruan Qi, please refer to the Annex to this announcement.

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on the 2016 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2016. For the details of the changes in accounting estimates for the third quarter of 2016, please refer to a separate announcement issued by the Company on the same date of this announcement.

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on Renewal of the Framework Agreement for Daily Connected Transactions between the Company/Pension Company Controlled by the Company and China Life AMP Asset Management Co., Ltd.

Affiliated directors, including Yang Mingsheng, Lin Dairen, Xu Haifeng, Miao Jianmin, Wang Sidong and Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the First Extraordinary General Meeting of Shareholders for the Year 2016 for approval.

Voting result: 5 for, 0 against, with no abstention

6.	Proposal on Renewal of the Framework Agreement for Daily Connected Transactions between China Life Insurance (Group) Company/Property Insurance Company Controlled by China Life Insurance (Group) Company and China Life AMP Asset Management Co., Ltd.

Affiliated directors, including Yang Mingsheng, Lin Dairen, Xu Haifeng, Miao Jianmin, Wang Sidong and Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the First Extraordinary General Meeting of Shareholders for the Year 2016 for approval. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on Renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.

Affiliated directors, including Yang Mingsheng and Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the First Extraordinary General Meeting of Shareholders for the Year 2016 for approval. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Commission File Number 001-31914

Voting result: 9 for, 0 against, with no abstention

8.	Proposal on Change of the Auditor for US Form 20-F of the Company for the Year 2016

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the First Extraordinary General Meeting of Shareholders for the Year 2016 for approval. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 11 for, 0 against, with no abstention

9.	Proposal on Convening the First Extraordinary General Meeting of Shareholders for the Year 2016

A separate notice of the First Extraordinary General Meeting of Shareholders for the Year 2016 will be issued.

Voting result: 11 for, 0 against, with no abstention

10.	Proposal on the Amendment to the Company’s Performance Appraisal and Compensation Management Policies Applied to Directors, Supervisors and Senior Management

Voting result: 11 for, 0 against, with no abstention

11.	Proposal on Nominating Directors to the Fourth Session of the Board of Directors of China Life Asset Management Company Limited

Voting result: 11 for, 0 against, with no abstention

12.	Proposal on the 2016 Third Quarter Solvency Report (C-ROSS) of the Company

Voting result: 11 for, 0 against, with no abstention

13.	Proposal on the Company’s Investment in China Life Big Health PE Fund Project

Affiliated directors, including Yang Mingsheng, Lin Dairen, Miao Jianmin, Wang Sidong and Liu Jiade, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 6 for, 0 against, with no abstention

14.	Proposal on the Participation in the Lv Ye Project

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

For details on proposals that the Board agreed to submit to the First Extraordinary General Meeting of Shareholders for the Year 2016 for approval, please refer to the Company’s separate notice and materials to be issued for the First Extraordinary General Meeting of Shareholders for the Year 2016.

Board of Directors of China Life Insurance Company Limited

October 27, 2016

Commission File Number 001-31914

Annex

Biography of Mr. Ruan Qi

Ruan Qi, male, was born in July 1966. Since March 2016, he served as the general manager of information technology department of the Company (with the level of general manager of provincial branch company). From 2014 to 2016, he was the general manager of China Life Data Center and the general manager of information technology department of the Company (with the level of general manager of provincial branch company). From 2004 to 2014, he served as the vice general manager in the first, and later was promoted to the general manager of information technology department of the Company. From 1989 to 2004, he served as a member of computer department, deputy chief of technology unit, assistant to division chief, deputy division chief of computer division, deputy manager of technology information department (in charge of work) and manager of Fujian Branch of the Company. From 1987 to 1989, he was an officer of Fujian Posts and Telecommunications Scientific Institute. Mr. Ruan, a senior engineer, graduated from Beijing Posts and Telecommunications College (computer and communication department) and obtained his bachelor degree of engineering in August 1987. He obtained his EMBA degree at Xia Men University in December 2007.